SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Allison Transmission Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01973R101
(CUSIP Number)

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7072
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01973R101	SCHEDULE 13D/A	Page2 of 5 Pages

1	NAME OF REPORTING PERSON Ashe Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,031,115 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,031,115 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,031,115 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%(1)
14	TYPE OF REPORTING PERSON IA

(1) The percentage is based upon 152,015,688 shares of the Issuer’s common stock outstanding as of April 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which was filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020 Shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020 Shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,020 Shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%(3)
14	TYPE OF REPORTING PERSON IN

(2) The 4,020 Shares are held in the William C. Crowley Roth IRA (the “Roth IRA”).

 (3) The percentage is based upon 152,015,688 shares of the Issuer’s common stock outstanding as of April 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which was filed with the Securities and Exchange Commission on April 27, 2017.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2015 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 11, 2016 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 12, 2016 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 17, 2016 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed with the SEC on February 7, 2017 (“Amendment No. 4”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Allison Transmission Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 4 and 5 as set forth below.

Item 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 11, 2017, William R. Harker, a Principal, was elected to the Board of Directors of the Issuer at its 2017 annual meeting of stockholders.

Item 5. INTEREST IN SECURITIES OF THE COMPANY.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 152,015,688 Shares outstanding, which is the total number of Shares outstanding as of April 14, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, which was filed with the Securities and Exchange Commission on April 27, 2017.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 10,031,115 Shares, constituting approximately 6.6% of the Shares outstanding.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

ASHE CAPITAL MANAGEMENT, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:	Co-Founder and President

/s/ William C. Crowley
WILLIAM C. CROWLEY